Exhibit 23

Consent of Independent Registered Public Accounting Firm

The People’s United Bank, N.A. Compensation, Nominating and Governance Committee of the Board of Directors and Participants of the People’s United Bank 401(k) Employee Savings Plan:

We consent to the incorporation by reference in the registration statement on Form S-8 (no. 333-140865) of People’s United Financial, Inc. of our report dated June 26, 2015 with respect to the statements of net assets available for plan benefits of the People’s United Bank 401(k) Employee Savings Plan as of December 31, 2014 and 2013, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule H, line 4(i) – schedule of assets (held at year end) as of December 31, 2014 which report appears in the December 31, 2014 annual report on Form 11-K of the People’s United Bank 401(k) Employee Savings Plan.

/s/ McSoley McCoy & Company

South Burlington, Vermont

June 26, 2015